                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF DECEMBER 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Release requested by CONSOB (the Italian Securities and Exchange Commission) pursuant to art. 114 of Legislative Decree 58/1998

Rome, 16 December 2013

With reference to the declaration made by US company BlackRock Inc. to the US Security Exchange Commission on 9 December 2013, through Schedule 13G pursuant to the US Securities Exchange Act of 1934, which indicates that said company has acquired ownership of shares and voting rights in Telecom Italia S.p.A. equal to 1,360,108,064 shares, corresponding to 10.14% of the ordinary share capital of the Company, the latter announces:

- that it has received no communication on this from BlackRock Inc., pursuant to national law or otherwise;

- that it collected on the financial market indications of an increase in the holding of BlackRock Inc. on Wednesday, 11 December 2013, following to the publication the previous day on Bloomberg of the news about the filing in the aforementioned Schedule 13G;

- that it contacted the offices of BlackRock Inc. for clarification, first informally (on December 11 and 13), and then with a formal request for explanations (on December 14) to which no answer has been received yet;

- that the list of communications from intermediaries attesting their entitlement to attend and vote at the Shareholders' Meeting called for 20 December 2013, available and processed as at Friday, 13 December, did not include communications neither on behalf of BlackRock Inc. or any entities qualified by the latter as direct shareholders of Telecom Italia as non-discretional asset managers pursuant the notification to Consob and the Company on 8 October 2013 pursuant to art. 120, legislative decree 58/1998 (cf. Consob website www.consob.it), or any of the subsidiaries listed in the aforementioned Schedule 13G (cf. SEC website www.sec.gov).

In this respect the Company would point out that, by law, all communications received by the issuer before the start of the proceedings of the shareholders' meeting are valid and efficacious for entitlement to attend and vote at the Shareholders' Meeting (art. 83-sexies, subsection 4, legislative decree 58/1998:

"Communications [...] must reach the issuer by the end of the third trading day before [...]. The entitlement to attend and vote still holds if the communications reach the issuer after the time indicated in this subsection, provided this is before the start of the proceedings of the shareholders meeting in single call")

.

Telecom Italia Ufficio Stampa +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 16th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager